UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025.

Commission File Number: 001-39530

MindWalk Holdings Corp.

3204 - 4464 Markham Street, Victoria, British Columbia V8Z 7X8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description
99.1	Earnings Release dated December 15, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINDWALK HOLDINGS CORP.
Date: December 15, 2025

	By:	/s/ Jennifer Bath
	Name:	Jennifer Bath
	Title:	Chief Executive Officer